File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

(Filed December 5, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated December 5, 2006

VITRO, S.A.B. DE C.V.

GENERAL ORDINARY SHAREHOLDER MEETING HELD ON

NOVEMBER 29, 2006

SUMMARY OF THE RESOLUTIONS TAKEN

1. There were appointed as proprietary members of the Board of Directors: Mr. Adrian Sada Trevino; Mr. Adrian Sada Gonzalez; Mr. Federico Sada Gonzalez; Mr. Lorenzo H. Zambrano Trevino; Mr. Carlos Eduardo Represas de Almeida; Mr. Jaime Serra Puche; Mr. Tomas Gonzalez Sada; Mr. Andres Yarte Cantu; Mr. Carlos Munoz Olea; Mr. Gustavo Madero Munoz; Mr. Joaquin Vargas Guajardo; Mr. Eduardo G. Brittingham Sumner; Mr. Manuel Guemez de la Vega; Mr. Julio Escamez Ferreiro and Mr. Alejandro Garza Laguera.

2. It was ratified the quality as Independent Directors, being the Board of Directors integrated in a 60% by the following independent directors: Mr. Lorenzo H. Zambrano Trevino; Mr. Carlos Eduardo Represas de Almeida; Mr. Jaime Serra Puche; Mr. Carlos Munoz Olea; Mr. Gustavo Madero Munoz; Mr. Joaquin Vargas Guajardo; Mr. Eduardo G. Brittingham Sumner; Mr. Manuel Guemez de la Vega and Mr. Alejandro Garza Laguera.

3. There were appointed as President of the Audit Committee, Mr. Gustavo Madero Munoz, and as President of the Corporate Governance Committee Mr. Manuel Guemez de la Vega.

4. There were appointed special delegates of the meeting.

Quorum 94.45%.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use,

which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: December 5, 2006